WILLIAMS LAW GROUP, P.A.
2503 W. Gardner Ct.
Tampa FL 33611
Phone: 813-831-9348
Fax: 813-832-5284

November 26, 2007

Mr. Matthew Crispino
United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-0408

Re:	Sputnik, Inc.
Amendment No. 1 toPreliminary Information Statement on Schedule 14C filed November 16, 2007
File No. 0-52366

Dear Mr. Crispino:

On behalf of Sputnik, Inc., we have filed on EDGAR Amendment No. 1 to Preliminary Information Statement on Schedule 14C filed November 16, 2007.

With respect to the comments in your letter dated November 23, 2007, please be advised as follows:

Comments 1 - 2

The analysis of the transaction under Staff Legal Bulletin 4 is set forth below.

Based upon this analysis, which confirms that the transaction meets all the requirements of SLB 4, it is the Company’s position that the additional disclosure requested in comments 1 and 2 is not required.

Analysis of SLB 4

3. What Are the Basic Concerns About Spin-Offs?

A subsidiary must register a spin-off of shares under the Securities Act if the spin-off is a "sale" of the securities by the parent. Also, when a company that reports under the Exchange Act spins-off shares of a company that does not report under the Exchange Act, the spin-off raises concerns because it may:

•	result in an active trading market for the spun- off shares without adequate public information about their issuer; and

•	violate the anti-fraud provisions of the Securities Act and the Exchange Act.

Neither of these concerns exist in this case.

•	There will be no trading market for the spinnee, as the shares of Laika will be restricted and cannot be resold except under Rule 144.

•
As to the spinnor, it will be a shell company as defined in Rule 12b-2 of the Exchange Act. Thus, under Item 5.06 of Form 8-K, full Form 10 information will be required upon acquisition of an operating company by the spinnor, thereby assuring adequate public information to the trading market.

4. Does the Subsidiary Have to Register the Spin-Off Under the Securities Act?

A. The Subsidiary Does Not Have to Register the Spin-Off if Five Conditions are Met

It is the Division's view that the subsidiary does not have to register a spin-off under the Securities Act when:

1.	the parent shareholders do not provide consideration for the spun-off shares;

2.	the spin-off is pro-rata to the parent shareholders;

3.	the parent provides adequate information about the spin-off and the subsidiary to its shareholders and to the trading markets;

4.	the parent has a valid business purpose for the spin-off; and

5.	if the parent spins-off "restricted securities," it has held those securities for at least two years.

B. An Explanation Of The Conditions

1. The parent shareholders do not provide consideration for the spun-off shares.

This requirement is met as there is no consideration.

2. The spin-off must be pro rata

   This condition is met as the spin-off is pro rata.

3. The parent must provide adequate information to its shareholders and the trading markets

The spinnee is the entire business of the current reporting company, Sputnik. Sputnik is current in its reporting requirements. Further, as noted above:

•	There will be no trading market for the spinnee, as the shares of Laika will be restricted and cannot be resold except under Rule 144.

•
As to the spinnor, it will be a shell company as defined in Rule 12b-2 of the Exchange Act. Thus, under Item 5.06 of Form 8-K, full Form 10 information will be required upon acquisition of an operating company by the spinnor, thereby assuring adequate public information to the trading market.

There is no need for the filing of a Form 10 by Laika in this transaction.

During our telephone conversation with the staff this morning, the staff indicated that normally these types of filings are accompanied by a Form 10 for the spun off company. As we indicated to the staff, in the type of spin off transactions which the staff appears to be referring to, a company has two separate lines of business that it is separating through a spin off. Both companies would trade. In such a situation, a Form 10 with pro forma financial statements to show investors how each of the two businesses would look if separated would be required to assure that the markets have adequate information about how each business looks separately to meet this provision of SLB 4.

However, in this case, the company does not have two separate lines of business being separated. It has one line of business which it needs to make a private, non-trading company in order to implement the valid business purpose of this transaction. In this situation, the filing of a Form 10 would not be needed to meet this provision of SLB 4 in that:

There are not two lines of business. Pro forma financial information, if filed, would show the financial information of current Sputnik as the financial information for Laika. The pro forma of Sputnik after the spin off would be a “0/0” balance sheet and a “0” income statement. If Laika were to be required to file a Form 10, it would merely copy existing disclosure in Sputnik’s Form 10-KSB and latest 10-QSB filings and file that information as a Form 10. No new or different information would be provided. Thus, pro forma financial information discloses no information necessary for investors to understand the transaction. Further, unlike the situation in which two operating business are separated and both trade, in this situation the spinnee company, Laika, will not trade.

Finally, requiring a Form 10 filing in this situation seems unnecessary as, with less than 300 shareholders, and in order to implement the valid business purpose of this transaction - making Laika a private company, Laika would immediately file a Form 15 and cease reporting obligations.

Requiring a Form 10 registration statement by Laika in this type of spin off transaction appears to the Company to be burdensome and unnecessary.

4. Valid Business Purpose for Spin-Off

As noted in SLB 4: When there is a valid business purpose for a spin-off, it is less likely that the parent indirectly will receive value for the spun-off shares through the creation of a market in those securities.

In this case, there will be no market for the spun off securities.

Further, as disclosed in the Schedule 14C, there is a valid business purpose for this transaction. The primary purpose of the transaction is as follows:

The Company needs additional capital to implement its business plan. Management had initially believed that it would have a better opportunity to obtain such capital as a public company. However, after becoming a public company and exploring financing alternatives, management determined that it was unable to raise sufficient capital as a public company and that the Company’s prospects of raising capital appear to be better by being a private company rather than a public company

5. If the parent spins-off "restricted securities," the parent must have held those securities for at least two years

SLB also states: A company that spins-off "restricted securities" may be an underwriter in the public distribution of those securities. /11 The Division believes, however, that the parent would not be an underwriter of the spun-off securities and the subsidiary would not have to register the spin-off under the Securities Act when:

•	the parent has held the "restricted securities" at least two years; and

•	the spin-off satisfies the conditions described above.

This two-year holding period position does not apply where the parent formed the subsidiary being spun-off, rather than acquiring the business from a third-party.

In this case, the parent created the subsidiary and this requirement is satisfied.

We also note the following statement in SLB 4: We will no longer require Securities Act registration of a spin-off solely as a result of a shareholder vote on the asset transfer.

Comment 3

The filing of a Form 15 was considered and rejected as it would not allow the Company to implement the primary purpose of the transaction: To facilitate financing opportunities by transforming the business of the Company into a private entity.

The a Form 15 filing would still leave people with free trading stock and trading could still occur on the Pink Sheets - thereby defeating the business purpose of the transaction.

SLB 4 assumes both spinnor and spineed trade. That is not the Company’s intent. The Company is taking the position as stated in the 14C that everyone receives restricted securities in the spin off.  Laika cannot and will not trade.  This would not be the result if the Company choose to file a Form 15.

Further, the Company notes that all current shareholders' rights are actually better protected under this format in which dissenters have dissenters' rights to protect their interest under this format but would have no such rights with the filing of a Form 15.

Please note that this language has been added as an introductory question and in the body of the Schedule 14C.

Comment 4

The disclosure has been revised to read as follows: David LaDuke, president and director, and Arthur Tyde, director of Sputnik, like you, will also receive one share of Laika stock for each share of the Company's stock they own as of the effective time of the spin-off.  Further, like you, the shares of Laika received by Mr. Laduke and Mr. Tyde will be “restricted” or “control” securities and may not be resold except under the provisions of Rule 144, unless registered, which Laika has no intention of doing. David LaDuke will also continue to serve as officer and director and Mr. Tyde as a Director of Laika after the distribution of Laika stock.

Comments 5, 7 -10

The reverse split proposal has been eliminated.

Comment 6

The number of issued and outstanding shares has been revised.

Comments 11 -12

The requested changes concerning dissenters’ rights have been made.

We believe that we have adequately addressed all concerns and comments.

Thank you for your consideration.

Sincerely,

/s/ MICHAEL T. WILLIAMS, ESQ

Michael T. Williams, Esq.